Endeavour Silver Continues to Define High Grade, Silver-Gold Vein Mineralization at Terronera Property in Jalisco State, Mexico

VANCOUVER, BC -- (Marketwired - October 24, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces that in-fill drilling on the Terronera property in Jalisco State, Mexico continues to define high grade, silver-gold mineralization within the Terronera vein system. The main mineralized zone extends over 1,400 metres (m) in length, to 350 m deep and is still open along strike to the southeast and down dip (view long section here).

Recent drilling highlights are summarized in the table below and include 717 grams per tonne (gpt) silver and 2.94 gpt gold (923 gpt silver equivalent (AgEq)) over 6.56 metres (m) true width, or 26.9 ounces per ton (opT) AgEq over 21.5 feet (ft), including 4,860 gpt silver and 2.99 gpt gold (5,069 gpt AgEq) over 0.39 m true width, or 147.8 opT AgEq over 1.3 ft in hole TR10.5-1.

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    Hole              Structure           From  True Width   Au    Ag   AgEq

                                           (m)      (m)    (gpt) (gpt) (gpt)
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  TR10.5-1            Terronera          380.75    6.56     2.94  717   923
                                        ------------------------------------
                      Including          386.90    0.39     2.99 4,860 5,069
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   TR12-6             Terronera          419.15    4.53     1.83   71   199
                                        ------------------------------------
                      Including          423.35    0.34     3.90  206   479
                                        ------------------------------------
                     Fw Terronera        436.50    1.59     0.35  243   268
                                        ------------------------------------
                      Including          436.50    0.07     0.53  764   801
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   TR14-7             Terronera          363.90    4.78     3.91  109   383
                                        ------------------------------------
                      Including          372.25    0.48    11.05  246   1020
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   TR15-6            Hw Terronera        126.70    2.10     1.22  737   823
                                        ------------------------------------
                      Including          127.55    0.34     3.34 2,140 2,374
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   TR16-9             Terronera          212.20    2.67     2.18   72   225
                                        ------------------------------------
                      Including          214.45    0.38     5.56  133   522
                                        ------------------------------------
                     Hw Terronera        254.75    0.23     2.60  152   334
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   TR17-5             Terronera           83.35    1.80     0.43  216   246
                                        ------------------------------------
                      Including           83.35    0.40     0.88  484   546
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   TR18-6            Hw Terronera         48.10    5.28     3.48   53   296
                                        ------------------------------------
                      Including           52.75    0.20    23.80   90  1,756
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   TR19-6            Hw Terronera         57.85    1.74     0.35  179   204
                                        ------------------------------------
                      Including           59.35    0.13     0.25  354   372
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   TR20-7             Terronera           80.70    4.99     2.70   81   270
                                        ------------------------------------
                      Including           81.55    0.25    17.15  431  1,632
                                        ------------------------------------
                     Old Working          87.75    3.22       Old Working
                                        ------------------------------------
                       Hw Vein            97.80    5.85     1.54  174   282
                                        ------------------------------------
                      Including           99.10    0.31     6.48  186   640
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   TR20-8             Terronera           67.60    5.35     2.73  112   302
                                        ------------------------------------
                      Including           69.60    0.49     0.58  651   692
                                        ------------------------------------
                     Old Working          74.05    1.80       Old Working
                                        ------------------------------------
                     Hw Terronera         80.00    7.72     0.85  106   166
                                        ------------------------------------
                      Including           89.05    0.59     0.12  301   310
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   TR21-5             Terronera           42.45    13.22    1.55  145   254
                                        ------------------------------------
                      Including           45.60    0.48     4.57  102   422
                                        ------------------------------------
                     Hw Terronera         83.80    4.04     5.34  107   481
                                        ------------------------------------
                      Including           83.80    0.23    27.60   74  2,006
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   TR24-2             Terronera           46.55    2.11     0.35  168   192
                                        ------------------------------------
                      Including           46.55    0.49     0.09  402   408
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   TR24-3             Terronera           77.65    10.32    1.96   82   219
                                        ------------------------------------
                      Including           79.15    0.31    19.40   69  1,427
                                        ------------------------------------
                      Including           93.10    0.19     1.57  684   794
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   TR25-3             Terronera          102.70    1.69     7.21  268   773
                                        ------------------------------------
                      Including          103.25    0.40    13.05  354  1,268
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "These in-fill drill results continue to confirm high grade silver-gold mineralization over substantial true widths in the Terronera vein. The deposit is still open for expansion at depth and to the southeast, and we now have high priority drill targets identified in several other mineralized, subparallel veins to the north of the Terronera vein.

"Three drill rigs are currently working on the Terronera property for step-out drilling along the Terronera vein and exploratory drilling of some new targets. We used a June 30 cut-off date of drill results in order to update the resource estimate and facilitate mine engineering and economic analysis for the pre-feasibility study now underway."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour -- Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 11.4 million ounces of silver equivalents in 2015. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2016 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com